

January 12, 2011

Mr. Daniel Dror
CEO, President, and Chairman
American International Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565

> **Re:** **American International Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010**
> **File No. 1-33640**

Dear Mr. Dror:

We have read your supplemental response letter dated December 3, 2010, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis…, page 21

Liquidity and Capital Resources, page 24

1. We note your proposed disclosure in response to our prior comment 2. Please revise to include a more robust discussion of prospective information regarding your sources of and needs for capital, including separate evaluations of your ability to meet upcoming cash requirements over both the short and long term. In this regard, we note that your proposed disclosure using information as of September 30, 2010, states that you believe that your cash on hand, operating cash flows, and credit facilities will be sufficient to fund your operations, service your debt, and fund planned capital expenditures for at least 12 months from the date of your report. However, we note that you had negative cash from operations in the nine months ended September 30, 2010 and the two years ended

December 31, 2009, and that the principal balance outstanding on your revolving lines of credit are due in December 2010 and April 2011. Refer to SEC Release 33-8350. Please provide us with your proposed disclosures.

Notes to the Consolidated Financial Statements, page 34

Note 14 – Property Dividend Distribution Gain, page 46

2. We note your response to our prior comment 6 and reissue the comment in part. Please tell us how you determined that the distribution of stock of Hammonds Industries, Inc. ("Hammonds") should not be accounted for based on the recorded amount of the nonmonetary assets distributed. In this regard, we note that ASC 845-10-30-10 states that the distribution of nonmonetary assets to owners of an entity in a spinoff or other form of reorganization should be accounted for based on the recorded amount, and that a pro rata distribution to an entities' owners of shares of a subsidiary that has been or is being consolidated is to be considered to be equivalent to a spinoff. We note that that guidance you cited in ASC 845-10-30-10 applies to nonreciprocal transfers of nonmonetary assets to owners other than those noted above. We also note your disclosure on page 4 of the Form 10-K for the period ended December 31, 2009, that the distribution was intended to reduce your ownership in Hammonds to effect the deconsolidation of Hammonds as approved by the board of directors on December 31, 2008, which appears to be a form of reorganization.

3. Please reconcile your statement in your response to our prior comment 6 that immediately after the distribution, Hammond's was still subject to consolidation with American pursuant to FIN 46(R) since American controlled Hammonds' Board of Directors and was the primary guarantor of Hammonds' debt and your disclosure on page 4 of the Form 10-K for the period ended December 31, 2009, that you no longer controlled the majority of Hammonds' board of directors and that a reduction of your guarantee of Hammonds' debt was obtained from Texas Community Bank. In addition, please clarify for us whether or not you consolidated Hammonds subsequent to the distribution and related transactions.

Form 10-Q for the Period Ended June 30, 2010

Consolidated Statements of Operations, page 5

4. We note your response to our prior comment 7 and your conclusion that the consulting service income does not meet the definition of revenue. Please tell us how you determined that this income meets the definition of a gain, rather than revenue, and how you determined this presentation was in compliance with the guidance in Rule 5-03 of Regulation S-X. In this regard, we note that the consulting service income relates to the rendering of services and does not appear to result from incidental or peripheral

transactions of the business. Refer to paragraphs 82-87 of FASB Concepts Statement No. 6.

Notes to Unaudited Consolidated Financial Statements, page 8

Note 6 – Property and Equipment, page 12

5. We note your response to our prior comment 9 and reissue the comment in part. Please clarify what the legal structure was that resulted in your ownership of 51% of Delta's facilities prior to the sale (e.g., a joint venture with the non-controlling interest owners of Delta) and clarify for us the relationship, if any, between you and Southwest Gulf Coast Properties, Inc. ("SWGCP") and between SWGCP and Wintech Partners, LLC ("Wintech"). In addition, please tell us how you determined that it was appropriate to record a gain on the sale. Refer to ASC 840-40-25.

Form 10-Q for the Period Ended September 30, 2010

Note 6 – Property and Equipment, page 12

6. We note your disclosure that you and Wintech entered into a profit sharing agreement in October 2010, whereby you will receive 50% of any profit if Delta's facilities are sold. Please tell us the terms of this arrangement, including what consideration, if any, you gave to Wintech to enter into this transaction, and whether you are liable for any potential losses incurred upon the sale of Delta's facilities.

Note 13 – Commitments and Contingencies, page 16

7. We note your disclosure that you have not recorded any liabilities in connection with the lawsuit against William W. Botts. Please tell us how you determined that it was not probable that a liability had been incurred at the date of the financial statements and/or that the amount of loss could not be reasonably estimated. Refer to ASC 450-20-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief